UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 11, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

For immediate release
June 11, 2007
Methanex Provides Update on Natural Gas Supply for Chile Plants
Methanex advises that production from its Chile plants has been reduced further due to temporary curtailments of natural gas from Argentina as a result of a labour dispute affecting one natural gas supplier and technical testing done by another Argentinean gas supplier. Methanex has not been receiving all its natural gas due to technical issues and Argentinean reinjection orders. In order to optimize the utilization of natural gas Methanex had been operating three of its four plants since May 4, 2007 but is currently operating only one plant, pending restoration of gas supplies from Argentina. Gas supply is expected to improve over the next week and the company is planning to return to operating three plants shortly.
Production from our Chile operation from April 1, 2007 to June 10, 2007 was 520,000 tonnes compared to production capacity of 740,000 tonnes.
Bruce Aitken, President and CEO of Methanex, commented, “ While we are disappointed with the level of production from our Chile operation, we are very pleased with the Chilean Government’s initiative to open the exploration and development of natural gas in Southern Chile to the private sector which was announced on June 8, 2007. We believe there is considerable potential to develop natural gas supplies for our Chile production hub and are aware of several international oil and gas companies that are interested in participating in the program. Programs like this provide us with confidence that we will find solutions to the natural gas supply challenges we face at our Chile operations.”
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trade on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Investor Inquiries:		Media Inquiries:
Jason Chesko	or	Diana Barkley
Director, Investor Relations		Director, Public Affairs
Methanex Corporation		Methanex Corporation
604-661-2600		604-661-2600